Exhibit 99.1

Press Release - SodaStream

SODASTREAM REPORTS THIRD QUARTER RESULTS

AIRPORT CITY, Israel – October 29, 2014 – SodaStream International Ltd. (NASDAQ: SODA), a leading manufacturer of home beverage carbonation systems, announced today its results for the three and nine month periods ended September 30, 2014.

For the third quarter ended September 30, 2014:

•	Revenue was $125.9 million compared to $144.6 million in the third quarter 2013
•	EBITDA was $15.7 million compared to $21.9 million in the third quarter 2013
•	Net income was $9.5 million compared to $16.4 million in the third quarter 2013
•	Diluted earnings per share were $0.45, compared to $0.76 in the third quarter 2013

“As we previously announced, our third quarter performance was pressured by challenging selling conditions for soda makers and flavors primarily in the U.S.,” said Daniel Birnbaum, Chief Executive Officer of SodaStream. “Our performance outside the U.S. was mixed during the third quarter with strength in company operated markets such as Germany, Australia, Canada and Switzerland, partially offset by declines in distributor markets, namely France and the Czech Republic. Today, we are introducing a comprehensive growth plan that will serve as our blueprint for returning SodaStream to profitable growth. We are fully committed to getting the company back on track and leverage the unique opportunity we have to fulfill our role in the transformation underway in the beverage industry.”

The company has posted a copy of its growth plan on the investor relations section of its corporate website at http://sodastream.investorroom.com/

Third Quarter 2014 Financial Review

Geographical Revenue Breakdown

Revenue	Three Months Ended
	September 30, 2013	September 30, 2014	Increase (Decrease)	Increase (Decrease)
	In Millions USD			%
The Americas	$49.8	$29.5	$(20.3)	(41%)
Western Europe	75.5	74.6	(0.9)	(1%)
Asia-Pacific	8.6	13.3	4.7	54%
Central & Eastern Europe, Middle East, Africa	10.7	8.5	(2.2)	(20%)
Total	$144.6	$125.9	$(18.7)	(12.9%)

Press Release - SodaStream

Product Segment Revenue Breakdown

Revenue	Three Months Ended
	September 30, 2013	September 30, 2014	Increase (Decrease)	Increase (Decrease)
	In millions USD			%
Soda Maker Starter Kits	$62.5	$41.5	$(21.0)	(34%)
Consumables	79.1	81.2	2.1	3%
Other	3.0	3.2	0.2	7%
Total	$144.6	$125.9	$(18.7)	(12.9%)

Product Segment Unit Breakdown

	Three Months Ended
	September 30, 2013	September 30, 2014	Increase (Decrease)	Increase (Decrease)
	In thousands			%
Soda Maker Starter Kits	1,196	818	(378)	(32%)
CO2 Refills	5,806	6,396	590	10%
Flavors	8,261	7,607	(654)	(8%)

Gross margin for the third quarter 2014 was 51.2% compared to 54.1% for the same period in 2013. The decline was primarily due to deleveraging of fixed costs on lower sales, higher share of lower margin soda makers in the sales mix and inventory write offs, which were partially offset by a higher share of CO2 refills.

Sales and marketing expenses for the third quarter 2014 totaled $41.6 million, or 33.1% of revenue, compared to $47.5 million, or 32.9% of revenue for the comparable period in the prior year. The $5.9 million decline in sales and marketing expenses was attributable to lower advertising and promotion expenses which decreased to 12.5% of revenue from 15.5% of revenue in the third quarter of 2013. This was partially offset by an increase in selling expenses, including the additional costs of our newly acquired Japanese distribution channel.

General and administrative expenses for the third quarter 2014 were $13.9 million, or 11.1% of revenue, compared to $12.7 million, or 8.8% of revenue in the comparable period of last year. The increase was due to additional expenses related to our newly acquired Japanese distribution channel, as well as additional infrastructure (mainly information technology systems) to support future growth and operational efficiency. This was partially offset by lower share-based compensation expenses.

Operating income decreased to $8.9 million, or 7.1% of revenue, compared to $18.0 million, or 12.5% of revenue in the third quarter of 2013.

Financial income increased to $1.8 million compared to $315,000 in the third quarter of 2013 mainly due to derivative financial instruments gain following the Euro/U.S. dollar devaluation and reduction of liabilities in Israeli Shekel following its devaluation against the U.S. Dollar.

Tax expense decreased to $1.2 million compared to $1.9 million in the third quarter of 2013 due to lower income before tax. Effective tax rate increased to 11.5% compared to 10.5% in the third quarter of 2013 due to changes in the distribution of profit before tax among different jurisdictions.

Balance Sheet Review

•	Cash and cash equivalents and bank deposits at September 30, 2014 were $39.9 million compared to $40.9 million at December 31, 2013. The slight decrease is primarily due to the investment in our new production facility and the acquisition of our Japanese distributor, offset by cash generated from operating activities and an increase in bank debt.
•	The Company had $35.8 million of bank debt at September 30, 2014, mainly for financing the investment in its new production facility, compared to $15.5 million of bank debt at December 31, 2013.
•	Working capital at September 30, 2014 increased 11.6% to $173.4 million compared to $155.4 million at December 31, 2013, mainly due to a decrease in trade payables and an increase in inventory from our newly acquired Japanese distribution channel. Inventories at September 30, 2014 increased 8.2% to $152.2 million compared to $140.7 million at December 31, 2013.
•	Operating cash flow for the quarter increased to $22.7 million compared to $5.0 million in third quarter 2013 mainly due to decrease in working capital.

Press Release - SodaStream

Guidance

Based on third quarter results and current projections for the remainder of the year, the Company is revising its outlook:

•	The Company now expects full year 2014 revenue to decrease approximately 9% over 2013 revenue of $562.7 million.
•	The Company now expects full year 2014 EBITDA to decrease approximately 26% over 2013 EBITDA of $62.2 million.
•	The Company now expects full year 2014 net income to decrease approximately 42% over 2013 net income of $42.0 million.

Conference Call and Management Commentary

Detailed CFO commentary and a supplemental slide presentation have been filed with the Securities and Exchange Commission today under the cover of Form 6-K and will be posted on the Company’s website, http://sodastream.investorroom.com.

The Company has scheduled a conference call for 8:30 AM Eastern Standard Time (U.S. time) today (Wednesday, October 29, 2014) to review the Company’s financial results. The conference call will be broadcast over the Internet as a “live” listen only Webcast. To listen, please go to: http://sodastream.investorroom.com. Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

About SodaStream International

SodaStream manufactures beverage carbonation systems which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. Soda makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks and sparkling water. Our products are environmentally friendly, cost effective, promote health and wellness, and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles home from the supermarket, to store bottles at home or to regularly dispose of empty bottles. Our products are available at approximately 70,000 retail stores in 45 countries around the world. For more information on SodaStream, please visit the Company's website: www.sodastream.com.

To download SodaStream's investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, please visit http://itunes.apple.com/us/app/soda-ir/id524423001?mt=8 for your iPhone/iPad, or https://play.google.com/store/apps/details?id=com.theirapp.soda for your Android mobile device.

Forward Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to maintain or expand sales in our target markets, including the United States; our ability to maintain or continue to develop our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; our ability to maintain margins due to decline in product selling price and\or rising costs; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability to operate; risks associated with our being a multinational corporation, including fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors detailed in documents we file from time to time with the United States Securities and Exchange Commission.  Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com

Press Release - SodaStream

Consolidated Statements of Operations

In thousands (other than per share amounts)

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2013	2014	2013	2014
	(Unaudited)		(Unaudited)
Revenue	$394,613	$385,248	$144,584	$125,905
Cost of revenue	180,372	187,668	66,366	61,428

Gross profit	214,241	197,580	78,218	64,477

Operating expenses
Sales and marketing	130,047	134,723	47,549	41,636
General and administrative	37,886	40,358	12,660	13,931

Total operating expenses	167,933	175,081	60,209	55,567

Operating income	46,308	22,499	18,009	8,910

Interest expense, net	295	552	141	219
Other financial expense, net	336	(1,210)	(456)	(2,002)

Total financial expense, net	631	(658)	(315)	(1,783)

Income before income taxes	45,677	23,157	18,324	10,693

Income tax expense	4,331	2,672	1,925	1,229

Net income for the period	$41,346	$20,485	$16,399	$9,464

Net income per share
Basic	$1.99	$0.98	$0.79	$0.45
Diluted	$1.93	$0.96	$0.76	$0.45

Weighted average number of shares
Basic	20,757	20,956	20,831	21,000
Diluted	21,383	21,243	21,532	21,193

Press Release - SodaStream

Consolidated Balance Sheets as of

	December 31,	September 30,
	2013	2014
	(Audited)	(Unaudited)
	(In thousands)
Assets
Cash and cash equivalents	$40,885	$39,901
Inventories	140,709	152,196
Trade receivables	123,936	95,275
Other receivables	22,208	35,405
Derivative financial instruments	538	2,286
Total current assets	328,276	325,063

Property, plant and equipment	107,132	125,792
Intangible assets	48,104	48,015
Deferred tax assets	1,089	1,337
Other receivables	398	464
Total non-current assets	156,723	175,608

Total assets	484,999	500,671

Liabilities
Loans and borrowings	15,452	12,458
Derivative financial instruments	103	-
Trade payables	90,749	68,496
Income tax payable	9,869	9,675
Provisions	1,614	2,007
Other current liabilities	29,674	31,615
Total current liabilities	147,461	124,251

Loans and borrowings	-	23,344
Employee benefits	2,221	2,015
Provisions	714	699
Deferred tax liabilities	2,997	2,059
Total non-current liabilities	5,932	28,117

Total liabilities	153,393	152,368

Shareholders’ equity
Share capital	3,378	3,399
Share premium	193,649	201,180
Translation reserve	3,394	(7,946)
Retained earnings	131,185	151,670
Total shareholders’ equity	331,606	348,303

Total liabilities and shareholders’ equity	$484,999	$500,671

Press Release - SodaStream

Consolidated Statements of Cash Flows

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2013	2014	2013	2014
	(Unaudited)		(Unaudited)
	(In thousands)
Cash flows from operating activities
Net income for the period	$41,346	$20,485	$16,399	$9,464

Adjustments:
Amortization of intangible assets	1,769	2,042	629	781
Change in fair value of derivative financial instruments	(267)	(1,324)	270	(1,588)
Exchange rate differences on long-term loans and borrowing	-	(1,030)	-	(1,030)
Depreciation of property, plant and equipment	8,605	10,085	2,828	3,994
Share based payment	8,238	6,732	2,884	2,195
Interest expense, net	295	552	141	219
Income tax expense	4,331	2,672	1,925	1,229
	64,317	40,214	25,076	15,264
Increase in inventories	(37,591)	(15,604)	(12,807)	(11,659)
Decrease (increase) in trade and other receivables	(35,792)	23,425	(16,423)	9,572
Increase (decrease) in trade payables	(8,765)	(21,488)	4,467	8,099
Increase (decrease) in employee benefits	24	(70)	25	(89)
Increase in provisions and other current liabilities	578	3,933	5,816	2,167
	(17,229)	30,410	6,154	23,354
Interest paid	(289)	(549)	(110)	(220)
Income tax received	3,769	715	230	5
Income tax paid	(2,287)	(4,361)	(1,321)	(422)
Net cash from (used in) operating activities	(16,036)	26,215	4,953	22,717

Cash flows from investing activities
Interest received	114	42	20	15
Investment in bank deposits	(10,000)	-	-	-
Proceeds from (payments for) derivative financial instruments, net	50	(527)	593	721
Acquisition of subsidiary, net of cash acquired	(1,179)	-	-	-
Acquisition of property, plant and equipment	(26,296)	(43,710)	(6,968)	(15,499)
Acquisition of intangible assets	(3,543)	(4,054)	(1,054)	(1,508)
Net cash used in investing activities	(40,854)	(48,249)	(7,409)	(16,271)

Cash flows from financing activities
Proceeds from exercise of employee share options	4,011	820	2,179	79
Receipts of long-term loans and borrowings	-	30,210	-	30,210
Change in short-term debt	20,013	(8,830)	3,870	(31,997)
Net cash from (used in) financing activities	24,024	22,200	6,049	(1,708)

Net increase (decrease) in cash and cash equivalents	(32,866)	166	3,593	4,738
Cash and cash equivalents at the beginning of the period	62,068	40,885	25,200	36,244
Effect of exchange rates fluctuations on cash and cash equivalents	9	(1,150)	418	(1,081)

Cash and cash equivalents at the end of the period	$29,211	$39,901	$29,211	$39,901

Press Release - SodaStream

Information about revenue in reportable segments

	The Americas	Western Europe	Asia-Pacific	Central & Eastern Europe, Middle East, Africa	Total
	(In thousands)
Nine months ended:
September 30, 2013 (Unaudited)	$145,503	196,851	28,738	23,521	$394,613
September 30, 2014 (Unaudited)	$105,141	214,805	37,396	27,906	$385,248

Three months ended:
September 30, 2013 (Unaudited)	$49,791	75,466	8,587	10,740	$144,584
September 30, 2014 (Unaudited)	$29,504	74,589	13,265	8,547	$125,905

Press Release - SodaStream

EBITDA

	Nine months ended		Three months ended
	September 30,		September 30,
	2013	2014	2013	2014
	(Unaudited)
	(In thousands)

Reconciliation of Net Income to EBITDA
Net income	$41,346	$20,485	$16,399	$9,464
Interest expense, net	295	552	141	219
Income tax expense (tax benefit)	4,331	2,672	1,925	1,229
Depreciation and amortization	10,374	12,127	3,457	4,775
EBITDA	$56,346	$35,836	$21,922	$15,687

Press Release - SodaStream

The following tables present the Company’s revenue, by product type for the periods presented, as well as such revenue by product type as a percentage of total revenue:

	Nine months ended		Three months ended
	September 30,		September 30,
	2013	2014	2013	2014
	(Unaudited)		(Unaudited)
	Revenue
	(in thousands)

Soda maker starter kits (including exchange cylinders)	$155,350	$119,534	$62,484	$41,464
Consumables	229,969	254,835	79,076	81,212
Other	9,294	10,879	3,024	3,229
Total	$394,613	$385,248	$144,584	$125,905

	Nine months ended		Three months ended
	September 30,		September 30,
	2013	2014	2013	2014
	(Audited)	(Unaudited)	(Unaudited)
	As a percentage of revenue

Soda maker starter kits (including exchange cylinders)	39.4%	31.0%	43.2%	32.9%
Consumables	58.3%	66.1%	54.7%	64.5%
Other	2.3%	2.9%	2.1%	2.6%
Total	100.0%	100.0%	100.0%	100.0%

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